SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
10 FEBRUARY 2004
AngloGold Limited

(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:

ANGLOGOLD ANNOUNCES MINERAL RESOURCES AND ORE RESERVES
AS AT 31 DECEMBER 2003

News Release
(Incorporated in the Republic of South Africa)
CORPORATE AFFAIRS DEPARTMENT
(Registration Number: 1944/017354/06)
16
th
Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
ISIN Number:ZAE000043485
Tel: (+27 11) 637-6385 or Fax: (+27 11) 637-6399/6400
JSE Share Code: ANG
SJL/CAD/AGO396.04
NYSE Ticker: AU
10 February 2004

ANGLOGOLD ANNOUNCES MINERAL RESOURCES ORE RESERVES
AS AT 31 DECEMBER 2003
Summary and discussion

At the time of its formation, AngloGold's reserve base was associated almost entirely with deep-level mining operations in South Africa. Although the company currently has a number of South African organic growth projects in development, these deep-level orebodies are finite assets, whose limits, up to a maximum depth within the bounds of current technology and practice, have largely been defined. There are limited prospects therefore for growing the South African reserve base. Consequently, AngloGold has, since its inception, set about seeking to expand its asset and reserve base by acquiring companies and exploring for orebodies that will host long-life, high-margin operations. The soon-to-be-completed merger with Ashanti Goldfields, which will increase AngloGold's Ore Reserves by some 30%, primarily in the form of the long-life, high-margin operations of Obuasi and Geita, is an example of the success of this strategy.

The AngloGold Ore Reserve and Mineral Resource statement as at the end of 2003 illustrates the continuation of this pattern:

Brownfields exploration generated 3.4Moz of Mineral Resource at a discovery cost of US$7.79/oz. A further 1.3Moz was added to the Mineral Resource with the inclusion of Moab Extension, situated to the south of Kopanang.

The conversion of Mineral Resources to Ore Reserves added an additional 1.8Moz of Ore Reserve at a cost of US$5.2/oz, with a further 0.8Moz added with the inclusion of Moab Extension.

The total Mineral Resource decreased by 74.9 Moz from 287.6Moz in 2002 to 212.7Moz in 2003. This was primarily due to a revision of the mining depth limit at Western Ultra Deep Levels (WUDLS) from 5km to 4.5km below datum and an increase in the Mineral Resource cut-off grade from 600cmg/t to 750cmg/t, resulting in a net loss of 64.8Moz. In addition to this change at WUDLS, depletion as a result of mining of Mineral Resources during 2003 reduced the total Mineral Resource by 6.6Moz.

The total Ore Reserve decreased by 9.2Moz from 72.3Moz in 2002 to 63.1Moz in 2003. The key features of thus reduction were:

  depletion of 6.3Moz;
  a reduction of the planned life of mine at Savuka (leading to a reduction of 2.2Moz in the Ore Reserve);
  a decision to remove the Carbon Leader Reef below the 120 level from the current mine plan at Mponeng (leading to a reduction of 1.7Moz inclusive of some Ventersdorp Contact Reef due to a reduction in life); and

  the assumption of a lower mine call factor and an update to the geological model at Great Noligwa resulting in lower gold values (leading to a reduction of 0.5Moz in the reserve).
These decreases were offset by certain increases in the Ore Reserve, principally at Sunrise Dam, where new modelling techniques, additional drilling and new underground design resulted in an increase of 1Moz in Ore Reserves
Details of the reconciliation between the 2002 and 2003 Ore Reserve Statements are provided in the body of the report.
Detailed Report
Introduction
The table below sets out AngloGold's Proved and Probable Ore Reserves as at 31 December 2003. All information on Proved and Probable Ore Reserves refers to AngloGold's attributable interest. Ore Reserves are reported in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the JORC Code), together with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (the SAMREC Code), for the South African operations, as well as the requirements of the United States Securities and Exchange Commission's Industry Guide 7. Accordingly, as of the date of reporting, all Ore Reserves are planned to be mined out under the life of mine plans within the period of AngloGold's existing rights to mine, or within the time period of assured renewal periods of AngloGold's rights to mine. In addition, as of the date of reporting, with the exception of Geita Ridge 8 and Moab Extension where the required permits and government approvals are anticipated following the required submissions having been made, all Ore Reserves are covered by the required permits and government approvals.

Assumptions
In respect of AngloGold's South African assets, Ore Reserves were determined assuming a gold price of US$350/oz and an exchange rate of ZAR7.00 = US$1. This compares with a gold price of US$325/oz and an exchange rate of ZAR10.50 = US$1 as at 31 December 2002.

In respect of assets in East and West Africa, Ore Reserves were determined assuming a gold price of US$350/oz.

In respect of assets in South America, Ore Reserves were determined assuming a gold price of US$350/oz, with the exceptions of Cerro Vanguardia, as well as certain parts of Morro Velho, namely Engenho D'Agua and Corrego Do Sitio. The Ore Reserves for Cerro Vanguardia, Engenho D'Agua and Corrego Do Sitio were determined at US$325/oz.

Ore Reserves for Cripple Creek & Victor in North America were determined assuming a gold price of US$325/oz.

Ore Reserves at AngloGold's Australian assets were determined assuming a gold price of US$234/oz and at an exchange rate of A$1 = US$0.55 for Boddington (based upon the gold price and exchange rate assumed for the 2000 feasibility study) and at US$350/oz and an exchange rate of A$1 = US$0.63 for Sunrise Dam. The Ore Reserve estimates in this document include Ore Reserves below current infrastructure in the case of certain South African mines. However, these Ore Reserves have been determined based upon completed feasibility studies.

Ore Reserve Statement

Mine
Anticipated
Life of Mine
(years)
(1)
Category
of Ore
Reserves
(2)
Tonnes
(millions)
Grade g/t
Contained
gold (million
oz)
South African operations
West Wits
Mponeng
(3)
15
Proved
Probable
Total
2.8
22.8
25.6
8.74
9.01
8.98
0.8
6.6
7.4
Savuka 3                                                      Proved
Probable
Total
0.4
1.1
1.5
6.79
6.76
6.77
0.1
0.3
0.3
TauTona
(3)
12
Proved
Probable
Total
1.6
16.3
17.9
13.11
11.21
11.38
0.7
5.9
6.5
Western Ultra
Deep Levels
(4)
Proved
Probable
Total
-
-
-
-
-
-
-
-
-
Vaal River
Great Noligwa
9
Proved
Probable
Total
4.0
14.9
18.8
9.46
9.16
9.22
1.2
4.4
5.6
Kopanang 13                                               Proved
Probable
Total
3.4
19.8
23.2
6.94
7.19
7.15
0.8
4.6
5.3
Moab Khotsong
(3)
(5)
20                         Proved
Probable
Total
18.8
18.9
13.93
13.93
-
8.4
8.4
Tau Lekoa 13
Proved
Probable
Total
7.4
20.6
28.0
5.05
3.99
4.27
1.2
2.6
3.8
Surface
Ergo
1
Proved
Probable
Total
29.4
-
29.4
0.38
-
0.38
0.4
-
0.4
Vaal River
Surface
19                         Proved
Probable
Total
5.8
153.6
159.3
0.59
0.56
0.56
0.1
2.8
2.9
West Wits
Surface
Proved
Probable
Total
-
-
-
-
-
-
-
-
-
East and West African operations
Geita (50%)
(6)
16
Proved
Probable
Total
14.2
21.1
35.3
3.30
4.17
3.82
1.5
2.8
4.3
Morila (40%)
(6)
9
Proved
Probable
Total
4.4
5.9
10.3
3.55
3.88
3.74
0.5
0.7
1.2
Navachab 10                                                Proved
Probable
Total
1.3
10.1
11.4
1.38
1.81
1.76
0.1
0.6
0.6
Sadiola (38%)
(6)
10
Proved
Probable
Total
2.5
7.7
10.2
1.93
3.53
3.14
0.2
0.9
1.0
Yatela (40%)
(6)
5 Proved 0.9 1.12 0.0

Mine
Anticipated
Life of Mine
(1)
Category
of Ore
(2)
Tonnes
(millions)
Grade g/t
Contained
gold (million
(years)
Reserves
oz)
Probable
Total
3.4
4.3
3.84
3.25
0.4
0.4
South American operations
Cerro Vanguardia
(92.5%)
(6)
8                           Proved
Probable
Total
6.7
0.5
7.2
7.34
10.16
7.56
1.6
0.2
1.8
Morro Velho 15
Proved
Probable
Total
2.3
5.2
7.5
7.84
7.01
7.27
0.6
1.2
1.7
Serra Grande
(50%)
(6)
11                         Proved
Probable
Total
1.6
0.6
2.3
6.17
7.59
6.55
0.3
0.1
0.5
North American operations
Cripple Creek &
Victor
12                         Proved
Probable
Total
53.9
64.7
118.6
1.26
0.87
1.04
2.2
1.8
4.0
Australian operations
Boddington
(33.33%)
(6) (7)
20
(from 2007)
Proved
Probable
Total
41.5
88.4
129.9
0.94
0.84
0.87
1.3
2.4
3.6
Sunrise Dam 12
Proved
Probable
Total
5.4
16.9
22.2
4.16
4.33
4.29
0.7
2.3
3.1
Tanami (40%)
(6)
(8)
Proved
Probable
Total
-
-
-
-
-
-
-
-
-
TOTAL
                              Proved
Probable
Total
189.5
492.4
681.9
2.31
3.09
2.88
14.1
49.0
63.1
[NB: Rounding of figures may result in computational discrepancies.]

Notes:
1)
Anticipated Life of Mine is expressed in years from 2004 (or from the year of the project's start-up where this is relevant and indicated as such) based on AngloGold's current business plan for each operation. These business plans include the mining of Ore Reserves and may include the conversion of Mineral Resources to Ore Reserves. The life of mine is an estimate used for business planning purposes and is subject to material change due to future geologic information or economic conditions.
2)
Ore Reserves include marginally economic and diluting materials delivered for  treatment and allow for losses that may occur during mining.
3)
Probable Ore Reserves include Ore Reserves below current infrastructure, which have  been based upon completed feasibility studies.
4)
The southerly down-dip extension of Mponeng, Elandsrand (Harmony Gold Mining  Company Limited) and Driefontein (Gold Fields Limited), with a mining depth limit of 4.5km below surface.
5)    Mine is still in the development stage with stoping only recently having commenced.
6)    Ore Reserves attributable to AngloGold's percentage interest shown in each case.
7)
The Ore Reserves associated with the Boddington Expansion have been based on the  feasibility study completed in 2000 and assume a gold price of US$234 per ounce and an exchange rate of A$1 = US$0.55.
8)    No Ore Reserves shown as the mine has been permanently closed.

Reconciliation

The Ore Reserves as at 31 December 2003, show a year-on-year decrease of some 9.2Moz from 72.3Moz as at 31 December 2002 to 63.1Moz. The reduction in Ore Reserves includes a depletion of 6.3Moz (being the ore delivered to metallurgical plants and the corresponding reduction in the applicable Ore Reserve).

The principal changes in AngloGold's Ore Reserves for 31 December 2003 relative to those as published as at 31 December 2002, for reasons other than depletion, are as follows:

  an increase of 1.0Moz at Sunrise Dam due to new modelling techniques, additional drilling and new underground design;

  a decrease of 1.7Moz at the Mponeng mine due to the exclusion of the Carbon Leader  below 120 level project. The curtailment of this project resulted in a shorter life, which reduced some Ore Reserves in the Ventersdorp Contact Reef below 120 Level project. The lower rand per kilogram gold price at end 2003 resulted in the Carbon Leader Reef below 120 Level project being no longer feasible and it has now been excluded from Ore Reserves as at 31 December 2003. The project is currently the subject of a revised feasibility study. A weakening of the rand relative to the US dollar will also result in these Ore Reserves being included and as a result of the revised feasibility study possibly being further amended;
  a decrease of 0.5Moz at the Great Noligwa mine due the assumption of a lower mine call factor and due to updates to the geological model which resulted in lower gold values;
  a decrease of 0.5Moz at the Moab Khotsong mine due to updates to the geological model which resulted in lower gold values;
  an increase of 0.9Moz at the TauTona mine partially as a result of the purchase of an area of Gold Fields Limited's Driefontein Gold Mine;
  a decrease of 2.2Moz at the Savuka mine due to updates to the geological model, which resulted in lower gold values, as well as changes in economic factors which has resulted in a considerable proportion of the Mineral Resource being considered as no longer feasible to be mined economically;
  an increase of 0.3Moz at Tau Lekoa due to the assumption of a higher mine call factor, as well as extensions of the Ore Reserve due to exploration in new mining areas;
  an increase of 0.6Moz of the Vaal River Surface Ore Reserves, due to the inclusion of the Mizpah plant and the South Tailings facility;
  a decrease of 0.2Moz at Cerro Vanguardia due to changes in the pit designs resulting from higher waste mining costs and reduced slope angles;
  a decrease of 0.3Moz due to the sale of AngloGold's interest in the Jerritt Canyon Joint Venture in North America during 2003; and
  a decrease of 0.7 Moz due to the sale of Amapari in Brazil during May 2003.
Methodology
AngloGold has adopted standard accepted procedures for the estimation of Ore Reserves.
In the case of its underground mines, the procedure is as follows. Firstly, gold content and tonnage are estimated for in situ mineralised material at a mining operation. This mineralised material is not necessarily economically viable. Exclusions on the grounds of safety (for example, stability pillars, shaft pillars) are then defined. Grade and tonnage curves specific for each of the deposits, in conjunction with the cost structure, yield, mine call factor and Ore Reserves of the operation and gold price estimates are used to determine an optimal mining mix. This process facilitates the determination of the average grade to be mined by each operation. This grade is then applied to the grade-tonnage curves, which in turn facilitates the determination of the cut-off grade and reserve tonnage for the operation. A full mine design is carried out on the blocks of mineralised material, excluding large mining areas that do not meet the cut-off grade criterion. This mining plan is reviewed to ensure that it satisfies the economic criterion and practical limitations of access and timing. If the review process is positive then the mineralised material (with dilution) included in the mining plan is declared and published as the ore reserve for that operation.

In the case of surface, open-pit mines the procedure is as follows: Revenue and costs are calculated for each mining block within a three-dimensional model of the orebody using assumed values for gold price, operating costs, metallurgical recoveries and slope angles. An optimisation process is then applied to determine all the blocks combined within the model that make a positive contribution under these assumptions. Within this process a cut-off grade is applied which determines the ore blocks to be treated and included in Ore Reserve. These blocks are scheduled with consideration being given to practical mining considerations and limitations. Scheduled ore blocks that are classified as Proved or Probable constitute the Ore Reserve.

Mineral Resources and Ore Reserves are reported in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the JORC Code) and the South African Code for the Reporting of Mineral Resources and Mineral Reserves (the SAMREC Code).

Competent persons
Competent Persons, designated in terms of the JORC and SAMREC Codes and taking corporate responsibility for the reporting of AngloGold's Mineral Resources, are: V A Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM, 18 years' experience.

M F O'Brien, M Sc (Engineering), BSc (Hons) (Geology), Pr.Sci.Nat., MAusIMM, 24 years' experience.

Designated competent persons taking corporate responsibility for the reporting of Ore Reserves are:
B W Guenther, BSc (Mining Engineering), MAusIMM, 23 years' experience.

D L Worrall, ACSM, MAusIMM, 23 years' experience.

J van Zyl Visser, BSc (Mineral Resource Management), PLATO, 17 years' experience.

The Competent Persons are employed by AngloGold Limited and have consented to the inclusion of the Mineral Resources and Ore Reserves information in this document.

Queries:
www.anglogold.com
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Tel:
Mobile:
E-mail:
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Europe & Asia
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USA
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Australia
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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements in this announcement are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, those statements concerning (i) timing, fulfillment of conditions, tax treatment and completion of the Merger, (ii) the value of the transaction consideration, (iii) expectations regarding production and cost savings at the combined group's operations and its operating and financial performance and (iv) synergies and other benefits anticipated from the Merger. Although AngloGold and Ashanti believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of important terms of the Merger and important factors and risks involved in the companies' businesses, which could cause the combined group's actual operating and financial results to differ materially from such forward-looking statements, refer to AngloGold's and Ashanti's filings with the US Securities and Exchange Commission (the "SEC"), including AngloGold's annual report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 7 April 2003 and Ashanti's annual report on Form 20-F for the year ended
31 December 2002, filed with the SEC on 17 June 2003 and any other documents in respect of the Merger that are furnished to the SEC by AngloGold or Ashanti under cover of Form 6-K.

Neither AngloGold, Ashanti nor the combined group undertakes any obligation to update publicly or release any revisions to publicly update any forward-looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION
In connection with the Merger, AngloGold will file with, or otherwise furnish to, the SEC a scheme document/prospectus. Investors and security holders are urged to carefully read the scheme document/prospectus regarding the Merger when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the scheme document/prospectus (when it is available) and other documents containing information about AngloGold and Ashanti, without charge, at the SEC's website at www.sec.gov. Copies of the scheme document/prospectus together with any SEC filings that may be incorporated by reference in the scheme document/prospectus may also be obtained free of charge by directing a request to: AngloGold Limited, 11 Diagonal Street, Johannesburg 2001, PO Box 62117, Marshalltown 2107, South Africa, Attention: Chris R. Bull, Company Secretary, telephone +27 11 637 6000, fax: +27 11 637 6624.

UBS Investment Bank and First Africa Group Holdings (Pty) Limited ("First Africa") are acting for AngloGold and no one else in connection with the Merger and will not be responsible to anyone other than AngloGold for providing the protections afforded to clients of UBS Investment Bank or First Africa or for providing advice in relation to the Merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 10 FEBRUARY 2004 By: /s/ C R B
ULL

Name: C R Bull
Title: Company Secretary